Form 11-K

Annual Report

Pursuant to Section 15(D) of the

Securities and Exchange Act of 1934

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Palm Harbor Homes, Inc. Employee Savings Plan

Palm Harbor Homes, Inc.

15303 N. Dallas Parkway, Suite 800

Addison, TX 75001

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Palm Harbor Homes, Inc. Employee Savings Plan

Years Ended December 31, 2006 and 2005

Palm Harbor Homes, Inc.

Employee Savings Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2006, and schedule assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 21, 2007

Dallas, Texas

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments	$68,131,016	$61,091,262

Receivables:
Participant contributions	333,134	332,961
Employer contributions	59,819	75,556
Interest income	735	799

Total receivables	393,688	409,316

Total assets	68,524,704	61,500,578

Liabilities
Contributions and earnings refundable	436,634	597,956

Total liabilities	436,634	597,956

Net assets available for benefits	$68,088,070	$60,902,622

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2006	2005
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$(87,237)	$812,957
Interest and dividends	6,222,747	3,493,021

Total investment income	6,135,510	4,305,978

Contributions:
Participant	5,124,642	4,459,017
Employer	995,466	914,712
Rollover	539,040	534,066

Total contributions	6,659,148	5,907,795

Total additions	12,794,658	10,213,773

Deductions
Benefit payments	5,568,613	5,806,671
Administrative expenses	40,597	41,403

Total deductions	5,609,210	5,848,074

Net increase	7,185,448	4,365,699

Net assets available for benefits at beginning of year	60,902,622	56,536,923

Net assets available for benefits at end of year	$68,088,070	$60,902,622

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1. Description of Plan

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Palm Harbor Homes, Inc. and certain participating employers who have adopted the Plan (collectively, the Company) who have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may contribute up to 18% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Plan allows for catch-up contributions for eligible participants who have attained age 50 before the close of the Plan year up to the maximum of 75% of compensation, as defined in the Plan. Effective May 1, 2006, the Company implemented automatic enrollment at the rate of 3% for all new and rehired employees. Employees are given the opportunity to decline participation in automatic enrollment by contacting the service provider within 30 days from their date of hire.

The Company contributes on a Plan-year basis 25% of the first 6% of compensation that a participant contributes to the Plan. For participants in the Nationwide Homes and Silver City Manufacturing Plant divisions, the Company contributes 50% of the first 4% of compensation that a participant contributes to the Plan. Participants are eligible for an allocation of the employer contributions beginning on the enrollment date coinciding with or following the date on which they have completed one year of eligible service.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings and charged with an allocation of administrative expenses, if applicable. Allocations of Plan earnings and administrative expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2006 and 2005, $8,456 and $3,335, respectively, were available to be used for future Plan expenses or Company contributions. During 2006 and 2005, forfeitures of $160,103 and $133,245, respectively, were used to supplement the Company contributions.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of 24 investment options. Participants may change their investment options daily.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years – 20%; three years – 40%; four years – 60%; and five years – 100%. Participants in the Nationwide Homes division vest in Company contributions as follows: one year – 20%; two years – 40%; three years – 60%; four years – 80%; and five years – 100%.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

Upon termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account. Upon the death of a participant who is a current employee, the account is automatically 100% vested. Effective March 28, 2005, if a participant’s account is $5,000 or less, but greater than $1,000, the balance of such account will be rolled over into a Rollover IRA with Fidelity Investments. If a participant’s account is $1,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

Administration

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper.

Costs and expenses of administering the Plan are paid by the Company unless paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The assets of the Plan would then be distributed to participants in proportion to their vested interests.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments in registered investment companies held by Fidelity are valued at fair value based on published market prices which represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. Participant loans are recorded at the unpaid principal balances, which approximates fair value. The short-term cash portion of the unitized stock fund is recorded at cost, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices as follows:

	Year ended December 31
	2006	2005
Palm Harbor Homes, Inc. common stock	$(686,369)	$308,337
Shares of registered investment companies	599,132	504,620

Net appreciation (depreciation) in fair value of investments	$(87,237)	$812,957

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31 2006
Fidelity Diversified International Fund	$4,775,892
Fidelity Puritan Fund	4,465,615
Fidelity Growth and Income Fund	15,202,612
Fidelity Contrafund	13,258,323
Fidelity Retirement Government Money Market Fund	7,100,869
Fidelity Low Price Stock Fund	4,085,023
Fidelity Value Fund	4,791,336

December 31 2005
Palm Harbor Homes, Inc. Common Stock	$3,052,612
Fidelity Puritan Fund	4,020,022
Fidelity Growth and Income Fund	14,828,961
Fidelity Contrafund	12,204,696
Fidelity Retirement Government Money Market Fund	6,373,683
Fidelity Low Price Stock Fund	3,974,580
Fidelity Value Fund	3,873,479

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Contributions and Earnings Refundable

Contributions and earnings refundable represents excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements.

6. Related Party Transactions

Plan investments in registered investment companies are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee, and therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$68,088,070	$60,902,622
Add contributions and earnings refundable at end of year	436,634	597,956

Net assets available for benefits per the Form 5500	$68,524,704	$61,500,578

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year ended December 31
	2006	2005
Benefit payments to participants per the financial statements	$5,568,613	$5,806,671
Add contributions refundable at beginning of year	597,956	490,271

Benefit payments to participants per the Form 5500	$6,166,569	$6,296,942

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total contributions and investment income per the financial statements to the Form 5500:

	Year ended December 31
	2006	2005
Total contributions per the financial statements	$6,659,148	$5,907,795
Add contributions refundable at end of year	402,389	541,772

Total contributions per the Form 5500	$7,061,537	$6,449,567

	Year ended December 31
	2006	2005
Total investment income per the financial statements	$6,135,510	$4,305,978
Add earnings refundable at end of year	34,245	56,184

Total investment income per the Form 5500	$6,169,755	$4,362,162

Excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements for the years ended December 31, 2006 and 2005, were not recorded on Form 5500.

Supplemental Schedules

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4a - Schedule of Delinquent Participant Contributions

EIN: 59-1036634

Plan #: 003

December 31, 2006

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$9.71	$9.71

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

EIN: 59-1036634

Plan #: 003

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Goldman Sachs Asset Management, L.P.	Goldman Sachs Small Cap Value Institutional Fund; 13,340 shares	**	$609,376

*	Fidelity Management Trust Company	ContraFund; 203,349 shares	**	13,258,323

*	Fidelity Management Trust Company	Growth and Income Fund; 488,045 shares	**	15,202,612

*	Fidelity Management Trust Company	Retirement Government Money Market Fund; 7,100,869 shares	**	7,100,869

	BAMCO, Inc.	Baron Growth Fund; 22,544 shares	**	1,124,519

*	Fidelity Management Trust Company	Diversified International Fund; 129,253 shares	**	4,775,892

*	Fidelity Management Trust Company	Value Fund; 59,446 shares	**	4,791,336

*	Fidelity Management Trust Company	Puritan Fund; 223,616 shares	**	4,465,615

*	Fidelity Management Trust Company	Intermediate Bond Fund; 153,965 shares	**	1,579,679

*	Fidelity Management Trust Company	Low Price Stock Fund; 93,822 shares	**	4,085,023

*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund; 19,887 shares	**	997,920

*	Fidelity Management Trust Company	Institutional Cash Portfolio; 168,480 shares	**	168,480

*	Fidelity Management Trust Company	Fidelity Freedom Income Fund; 12,512 shares	**	144,387

*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund; 9,713 shares	**	121,024

Palm Harbor Homes, Inc. Employee Savings Plan

Schedule H; Line 4i - Schedule of Assets (Held At End of Year) (continued)

EIN: 59-1036634

Plan #: 003

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Freedom 2005 Fund; 241 shares	**	$2,795

*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund; 82,600 shares	**	1,207,611

*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund; 19,355 shares	**	236,127

*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund; 75,810 shares	**	1,177,325

*	Fidelity Management Trust Company	Fidelity Freedom 2025 Fund; 30,620 shares	**	391,016

*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund; 52,169 shares	**	836,273

*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund; 11,558 shares	**	152,452

*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund; 52,300 shares	**	495,800

*	Fidelity Management Trust Company	Fidelity Freedom 2045 Fund; 1,456 shares	**	15,634

*	Fidelity Management Trust Company	Fidelity Freedom 2050 Fund; 624 shares	**	6,711

*	Palm Harbor Homes, Inc.	Common Stock; 157,064 shares	**	2,202,037

*	Participant Loans	Interest rates ranging from 5.00% to 10.50%	–	2,982,180

				$68,131,016

*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed; thus cost information is not applicable.

SIGNATURES

THE PLAN PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE OF THE PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN
NAME OF PLAN
JUNE 21, 2007

	BY	/s/ KELLY TACKE
KELLY TACKE
VICE PRESIDENT - FINANCE
Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm